Discussion Materials for Ranger October 5, 2007 CONFIDENTIA L

The following pages contain material provided to the Board of Directors of Ranger Inc. ("Ranger" or the "Company") by Wachovia Securities on a confidential basis. The accompanying material was not compiled or prepared with a view toward public disclosure under state or federal securities laws or otherwise, and may not be used for any other purpose or relied on by any third party. The accompanying material was not prepared for use by readers not as familiar with Ranger as the Board of Directors of Ranger and, accordingly, neither Ranger nor Wachovia Securities nor their respective legal or financial advisors or accountants take any responsibility for the accompanying material if used by persons other than Ranger. The information contained in the accompanying material was obtained from Ranger and other sources. Any estimates and projections contained herein have been prepared or adopted by the management of Ranger, obtained from public sources, or are based upon such estimates and projections, and involve numerous and significant subjective determinations. There is no assurance that such estimates and projections will be realized. Wachovia Securities assumes no responsibility for such estimates and projections or the basis on which they were prepared. No representation or warranty, express or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or should be relied upon as, a representation, whether as to the past, the present or the future. In preparing the accompanying material, Wachovia Securities relied upon the accuracy and completeness of all financial and other information, including accounting, tax and legal information, and Wachovia Securities did not assume any responsibility for any independent verification of such information and relied upon the assurances of the management of Ranger that it is not aware of any relevant information that has been omitted or that remains undisclosed to Wachovia Securities. Wachovia Securities is a trade name of Wachovia Capital Markets, LLC, an investment banking subsidiary and affiliate of Wachovia Corporation. Wachovia Securities and its affiliates provide a full range of financial advisory, securities and lending services in the ordinary course of business, for which Wachovia Securities and such affiliates receive customary fees. In the ordinary course of its trading and brokerage activities, one of Wachovia Securities' affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or for the account of customers, in the securities or options or other derivatives relating to the securities of any party to a transaction. Wachovia Securities and its affiliates do not provide tax, accounting or legal advice. Accordingly, any statements contained herein as to tax matters were neither written nor intended by Wachovia Securities or its affiliates to be used and cannot be used by any taxpayer for the purpose of avoiding tax penalties. Each taxpayer should seek advice from an independent tax advisor. Wachovia Securities does not have any obligation to update or otherwise revise the accompanying material. Disclaimer

Potential Financing Alternatives Market Update Table of Contents

Potential Financing Alternatives

Overview General Market Overview The markets are demonstrating modest improvements, following the turbulence experienced in July and August. Credit markets shifted dramatically in July from the extended impact of increasing foreclosures in the sub-prime market. Solvency pressure on Collateralized Loan Obligation ("CLO") funds and other debt investors caused dislocation in leveraged loan pricing. Sell-offs resulted in a rapid shift in credit pricing over a 2-3 month period. The disruption impacted the equity markets as the Dow Jones Industrial Average dropped from 14,000 to 12,859. Credit markets are indicating receptiveness as evidenced by the financing allocation for the First Data transaction, which was the first large going-private financing post-Labor Day. Dow Jones Industrial Average rebounded to 14,000 during the week of October 1st. Summary of Potential Financing Alternatives Despite the debt market challenges over the last 3 months, Ranger is well positioned to pursue various possible capital markets alternatives. Debt markets are accessible, albeit with reset pricing levels and more conservative credit views. Ranger could elect to refinance its existing senior credit facilities using either high yield, convertible debt, or equity. The Company could also choose to wait and refinance its credit facility in the 2nd or 3rd quarter of 2008 when the Company's revolver capacity is projected to be constrained. A leveraged stock buyback is another alternative, as Ranger's stock price declined following Ranger's downward revision to its Q3 and 2007 earnings guidance. Stock buybacks send a message to the market that Ranger believes its shares are currently undervalued.

Current Capitalization Ranger's pro forma leverage is approaching 3.0x from recent acquisition activity and capital investments for future growth in existing markets. Ranger may want to consider a refinancing to free up capacity to pursue future growth initiatives. Source: Ranger management and FactSet. Note: Pro forma EBITDA adjustment includes full year effect of six acquisitions closed within the last year.

CONFIDENTIAL

Potential Alternatives: Pros and Cons

	High Yield	Convertible Debt	Bank Debt & High Yield Share Repurchase	Equity
Benefits	▪ Senior note structure would still maintain secured debt capacity. ▪ Long-term permanent capital; no amortization. ▪ No maintenance covenants. ▪ Fixed rate reduces risk to EPS from rate increases.	▪ Convertible notes are lowest coupon alternative. ▪ No covenants on convertible notes. ▪ Ease of execution. ▪ No ratings necessary.	▪ Long-term permanent capital through bond. ▪ Repurchase indicates to the market that Ranger believes its stock is undervalued.	▪ Increases float and expands institutional ownership. ▪ Modestly enhances debt capacity.
Considerations	▪ Higher coupon alternative. ▪ Non-call period. ▪ Could pursue senior subordinated notes at modest premium to maximize senior capacity.	▪ Potential share dilution (partially mitigated through net share settlement). ▪ Non-call period. ▪ Certain technical factors limit the potential size of offering.	▪ Potentially restricts debt capacity for acquisitions. ▪ Further reduces float. ▪ High yield pre-payment costs partially mitigated by bank debt, which is pre-payable.	▪ Potentially most dilutive. ▪ Higher cost of capital. ▪ Company has debt capacity without issuing new shares.
Transaction Size	▪ $250 million	▪ $100 million	▪ $360 million – $210 million term loan; $150 million HY	▪ $100 million
Illustrative Pricing	▪ 8.50% + 25 bps	▪ 3.375% - 3.875% ▪ Premium 22.5% - 27.5%	▪ L + 325 area ▪ 9.625% + 25 bps	▪ NA
PF Leverage	▪ 2.9x Senior (Sr Notes) ▪ 2.9x Total	▪ 1.7x Senior ▪ 2.9x Total	▪ 2.6x Bank / Senior Secured ▪ 4.0x Total	▪ 1.9x Senior ▪ 1.9x Total
EPS Impact (2008)	▪ ($0.10) / (5.6%)	▪ $0.10 / 5.8% ▪ FASB Proposed: $0.01 / 0.3%	▪ ($0.06) / (3.2%)	▪ ($0.14) / (8.5%)

Notes: (i) Senior debt includes capital lease obligations; (ii) EPS impact of convertible notes excludes potential dilutive effects; (iii) accretion/dilution based on Ranger management projections and assumes full year 2008 impact of pro forma capitalization; (iv) "FASB proposed" in convertible alternative shows impact according to the new convertible accounting rules proposed July 2007; (v) Transaction Size, Pricing, PF Leverage, and EPS Impact are shown for illustrative purposes only.

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Potential Capital Structure Alternatives ($ in millions)

Market Update

Leveraged Debt Market Overview After slowing down in August and early September 2007, the loan market has shown some modest signs of improvement over the past week. On the secondary front, the loan market was down modestly after a strong rally last week. Cash prices moved lower by 25 bps, on average, while the LCDX slid back to 96.85 this week. Despite the secondary pullback this week, the market appears to be more liquid than in prior months. The primary market oversubscribed the $5BN of First Data (B2/B+) paper. The tranche was offered at L+275 and 96 OID, yielding L+375 on a four-year average life. After receiving a number of large commitments from non- traditional bank investors, the leads allocated a portion of the remaining tranches, placing approximately $9.6BN of paper altogether. While the forward calendar is still in a state of flux, financing allocation from Alltel and TXU are anticipated in the fourth quarter. High yield continues to do well with the index trading around 98 for an implied spread of roughly 315 bps. Six issuers priced $1.9 billion in proceeds last week. Range Resources priced an upsized $250mm deal to yield 7.50%, which was roughly 55 bps behind its existing 2016 paper. That spread has already tightened to 20 bps. The bonds are rated Ba3/BB+. There is currently one issuer on the forward calendar marketing $575 million in proceeds and more deals are expected at the beginning of the week. Harman International and Sallie Mae are not expected to be completed in their current structures. Bank Market Update Bond Market Update

Source: LCD. Spill-over from the subprime market has grounded the CLO market which fueled the LBO market. With buyers of bank debt on the sidelines and roughly $250 billion in the loan forward calendar, the technical picture has reversed course and has led to a liquidity squeeze. In recent weeks, the secondary market has partially recovered from the late summer sell off. With few CLOs pricing in the last several weeks and mutual fund outflows, the current liquidity crisis is expected to continue for at least several months. Loan Forward Calendar vs. CLO Issuance LCDX Price / Spread Average Cash Loan Levels Discounted Spread Levels Source: S&P/LCD. Source: S&P/LCD. Leveraged Loans Source: S&P/LCD.

Source: IFR Markets. The BB and B indices have been improving and are now yielding 7.58% and 8.49%, respectively. The CDX8 continues to tighten and is trading at an implied spread of +315bps. The 10-year Treasury tightened 9 bps on the week. Six issuers priced transactions last week for $1.9 billion in proceeds. 10-Year Treasury Yield High Yield CDX8 Index BB and B Yield High Yield Indices Primary High Yield Market Issuance Source: Merrill Lynch Global Index System. Source: Merrill Lynch Global Index System. Source: Bloomberg LP. High Yield

Equity Linked Issuance Levels by Month Recent Market Trends VIX vs. 10 Year U.S. Treasury Yield Convertible Market Overview 2007 YTD volume is $71.3 billion from 154 transactions. 2006 market volume was $69.2 billion from 146 deals. The convertible market remains open and resilient despite recent softness in the broader credit markets. Demand for convertible paper is high, especially in light of a rise in overall market volatility. The VIX Index is up 56% this year. Issuers continue to access the strong convertible market, many opportunistically even without a specific use of proceeds, as a number of factors have led to an attractive pricing environment. Low cost capital with virtually no covenants and selling stock at a significant premium with minimum market disruption. On July 25th, the FASB announced an accounting change for convertible instruments to bifurcate the security. Draft of FSP was released on August 30, 2007 and is open to comment until October 15, 2007. Source: FactSet, Equidesk, and other public sources.

CONFIDENTIAL

Equity Markets Hold Back After Large Advances Driven by Fed Rate Cuts

Major Equity Indices Performance


115
110
105
100
95
90
Price Indexed to 100
1/01/07
1/26/07
2/20/07
3/16/07
4/11/07
5/04/07
5/31/07
6/25/07
7/20/07
8/14/07
9/07/07
10/03/07
NASDAQ
S&P 500
DJIA
Russell 2000

	YTD 2007	Sept. 2007	Last Week	% of 2007 High
Dow Jones	12.1%	4.6%	4.2%	99.8%
S&P 500	8.6%	4.5%	4.3%	99.1%
Nasdaq	13.0%	5.1%	5.7%	100.0%
Russell 2000	4.9%	4.2%	6.5%	96.5%

Market Drivers

- Investors were noncommittal last week with mixed economic announcements.
  - Consumer confidence fell unexpectedly to its lowest in nearly two years.
  - Commerce Department revised down its GDP growth rate to 3.8% from 4.0%.
  - Unemployment insurance claims dropped 15,000 to 298,000.
- Key items of note:
  - Investor confidence in another Fed rate cut increase.
  - Value found in companies plagued by exposure to the subprime market.
  - Dollar falls to record low against Euro.
- Other key themes:
  - Credit market upheaval.
  - LBOs on the sidelines; M&A slowed.
  - $80+ / per barrel of oil.

Total Equity and Equity Linked Issuance ($ in Billions)


$47
$93
$49
$34
$98
$40
$43
$99
$69
$25
$68
$46
$35
$75
$70
2004
2005
2006
2006YTD
2007YTD
IPOs
Follow-ons
Converts

Source: FactSet, Equidesk.

WACHOVIA SECURITIES

Ranger ■ 14

Equity markets stabilized last week and issuers continue to take advantage of strong stock price performance. 10 follow-ons priced for a total of $2.2 billion in the past week - three of which were block trades. We expect equity capital raising to remain available for issuers with strong stock price momentum and above average growth. The new issue market should continue to favor late-stage, established companies and frequent issuers. Follow-on Execution & Aftermarket Performance The Equity Follow-On Market Is Open Key Market Drivers YTD 2007 Activity by Industry Deals by Number Deals by Value 331 Deals $75.3 Billion Recent Healthcare Activity Block: Marketed: 13 2 24 14 9 15 6 8 14 9 1 4 18 20 25 40 39 39 21 29 33 43 40 19 9 19 Source: Equidesk, FactSet.

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